Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement Nos 333-133994 and 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.

Tele Norte Leste	Telemar Norte
Participações S.A.	Leste S.A.
CNPJ/MF Nº 02.558.134/0001-58	CNPJ/MF Nº 33.000.118/0001-79
NIRE Nº 33 3 0026253 9	NIRE Nº 33 3 0015258 0
Companhia Aberta	Companhia Aberta
Telemar
Participações S.A.
CNPJ/MF N° 02.107.946/0001-87
NIRE Nº 33 3 0016601 7
Companhia Aberta
COMMUNICATION TO THE MARKET
Rio de Janeiro, September 6, 2006 — Reference is made to the Relevant Facts published on 04.17.2006, 05.11.2006, 06.16.2006 and 08.16.2006 and the Communications published on 08.21.2006 and 09.05.2006, the companies Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and Telemar Norte Leste S.A. (“Tmar”, Bovespa: TMAR3, TMAR5, TMAR6), collectively referred to herein as “Telemar Companies”, in order to inform their shareholders and the market, hereby announce the following:
With respect to CVM’s Orientation Release No. 34/04, published on 08.18.2006, TNL submitted a letter to CVM (the “Letter”) requesting clarification of the voting process that shall be used at the extraordinary shareholders meeting of the company called to approve the Stock Swap.
TNL submitted the Letter due to: (i) the requirement that the Stock Swap is approved by the holders of TNL’s preferred stock; (ii) the large number of holders of preferred shares (including the preferred shares represented by ADSs that trade on the New York Stock Exchange) that are also holders of common shares, in different proportions; and (iii) the dispersion of ownership of preferred stock (including the preferred shares represented by ADSs) and the high degree of absence of its holders in shareholders’ meetings.
Therefore, through the Letter, TNL requested CVM to:

(i)	confirm the Telemar Companies’ understanding that all preferred stockholders (including ADS holders voting through the depositary) can vote at the extraordinary shareholders meeting, regardless of who is the owner of the shares and the fact that a holder of preferred shares may also be a holder of common shares;

(ii)	authorize the reduction of the number of shares required to approve the Stock Swap (the “Required Vote”) in a third call of the meeting, and that the Required Vote, in this third call, is of the majority of votes of the preferred shares present at the shareholders’ meeting;

(iii)	authorize TNL to give notice of the third call of the extraordinary shareholders meeting together with the notice of the second call, and that the third call of the shareholders’ meeting can be held at the same day and immediately after the time scheduled for the second call, in the absence of enough shares for a Required Vote in the second call.
The Telemar Companies will keep the market abreast of any communication from CVM regarding the Letter.
TELE NORTE LESTE PARTICIPAÇÕES S.A.
TELEMAR NORTE LESTE S.A.
TELEMAR PARTICIPAÇÕES S.A.